Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.Date, Time and Place: February 9, 2022, at 03:35 p.m., in a meeting held exclusively digitally (videoconference), pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).
2.Call notice and Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Kede de Freitas Lima (Director) and Hélio Lima Magalhães (Director) and Mr. Stefan Tasoko, him as Secretary.
3.Chairman and Secretary: Mr. David Feffer was the president and Mr. Stefan Tasoko was the secretary of the Meeting.
4.Agenda: Resolve on the: (i) extension of the term of office of the Company’s Statutory Executive Board of Officers until the next election that will take place after the Ordinary General Meeting that will take the accounts for fiscal year 2021; (ii) extension of the term of office resulting from the appointment of the non-statutory Executive Officers and Functional Officers; (iii) appointment of a new Non-Statutory Executive Board of Officers; and (iv) appointment of the new Functional Officers.
5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.
6.Resolutions: With the matters on the agenda analyzed and discussed, the Directors present unanimously and without reservations, decide:

6.1.Pursuant to §4, article 150 of the Brazilian Corporation Law, to approve the extension of the term of office of the Company’s Statutory Executive Board of Officers until the investiture of the (re)elected members in a new election to be held after the Ordinary General Meeting that will take the accounts for the fiscal year ending December 31, 2021.

6.2.Pursuant to §4, article 150 of the Brazilian Corporation Law, to approve the extension of the term of office of the Company’s Non-Statutory Executive Board of Officers and the Functional Board of Officers until the investiture of the (re)appointed members in a new appointment to be held after the Ordinary General Meeting that will take the accounts for the fiscal year ending December 31, 2021.

continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 02.09.2022 at 03:35 p.m.)

6.3.To approve the appointment, as applicable, of the following non-statutory Executive Officers, with a term of office of one (01) year starting on February 9, 2022:

(i)	as Executive Officer – Sustainability, responsible for the sustainability area, Ms. CRISTINA GIL WHITE, (CPF/ME No. 717.260.061-40 | RNE No. F468266Y), Mexican citizen, married, with a degree in chemistry; and

6.3.1.  It is recorded that the Executive Officer herein elected pursuant to item 6.3 above, (x) is resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 7th floor, Pinheiros District, ZIP Code 01.452-919, (y) will take office on February 9, 2022, and (z) is not under any impediment provided by law.

6.4.To approve the appointment, as applicable, of the following non-statutory Functional Officers, with a term of office of one (01) year starting February 9, 2022:

(i)	For the Corporate Finance Board of Officers, Mr. MARCOS ASSUMPÇÃO, (CPF/ME No. 697.293.101-06 | ID Card (RG) No. 1.630.496 SSP/DF), Brazilian citizen, married, economist;
(ii)	For the Legal Board of Officers, Mr. WALNER ALVES CUNHA JÚNIOR (CPF/MF No. 314.558.688-25 | OAB/SP No. 251.389), Brazilian citizen, married, lawyer;

6.4.1. It is recorded that all the Functional Officers herein appointed pursuant to item 6.4 above, (x) are resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 7th floor, Pinheiros District, ZIP Code 01.452-919, (y) will take office on February 9, 2022, and (z) are not under any impediment provided in law.

7.	Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, February 9, 2022.

David Feffer Chairman of the Meeting and the Board	Stefan Tasoko Secretary

continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 02.09.2022 at 03:35 p.m.)

Claudio Thomaz Lobo Sonder Vice-Chairman	Daniel Feffer Vice-Chairman
Maria Priscila Rodini Vansetti Machado Director	Nildemar Secches Director
Ana Paula Pessoa Director	Rodrigo Calvo Galindo Director
Rodrigo Kede de Freitas Lima Director	Paulo Rogerio Caffarelli Director

Hélio Lima Magalhães Director